EXHIBIT 3.3
CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION
PLUMAS BANCORP
A California Corporation
William E. Elliott and Terrance J. Reeson, certify that:
1.	They are duly elected and acting President and Secretary, respectively, of said Corporation.

2.	The following amendment has been approved by the Board of Directors of said Corporation.

3.	Article THREE of the Articles of Incorporation of this Corporation shall be amended to read as follows:
THREE: AUTHORIZED STOCK

The corporation is authorized to issue two classes of shares of stock: one class of shares to be called “Common Stock,” the second class of shares to be called “Serial Preferred Stock.” The total number of shares of stock which the corporation shall have authority to issue is twenty five million (25,000,000) of which fifteen million (15,000,000) shall be Common Stock and ten million (10,000,000) shall be Serial Preferred Stock.

The designations and the powers, preferences and the rights and the qualifications, limitations or restrictions thereof, of each class of stock of the corporation shall be as follows:

(a) Serial Preferred Stock

The Serial Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to fix or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred shares, and the number of shares constituting any such series and a designation thereof, or any of them; and to increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

(b) Common Stock

After the requirements with respect to preferential dividends upon all classes and series of stock entitled thereto shall have been paid or declared and set apart for payment and after the corporation shall have complied with all requirements, if any, with respect to the setting aside of sums as a sinking fund or for a redemption account of any class of stock, then and not otherwise, the holders of Common Stock shall be entitled to receive such dividends as may be declared from time to time by the Board of Directors.

After distribution in full of the preferential amounts to be distributed to the holders of all classes and series of stock entitled thereto in the event of a voluntary or involuntary liquidation, dissolution or winding up of the corporation, the holders of the Common Stock shall be entitled to receive all the remaining assets of the corporation.

Each holder of Common Stock shall have one (1) vote in respect of each share of such stock held by him, subject, however, to such special voting rights by class as are or may be granted to holders of Serial Preferred Stock.

Upon the amendment of Article THREE to read as herein set forth, every two (2) shares of the issued and outstanding Common Stock of this Corporation is split up and converted into three (3) shares of Common Stock.
4.	The foregoing amendment was one which may be adopted with approval of the Board of Directors pursuant to Section 902(c) of the California Corporations Code.

/s/ W. E. Elliott

William E. Elliott
President

/s/Terrance J. Reeson

Terrance J. Reeson
Secretary

VERIFICATION
The undersigned, William E. Elliott and Terrance J. Reeson, respectively, of Plumas Bancorp, each declares under penalty of perjury that the matters set out in the foregoing Certificate are true of his knowledge.
Executed at Quincy, California on November 1, 2002.

/s/ W. E. Elliott

William E. Elliott

/s/Terrance J. Reeson

Terrance J. Reeson

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